SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 16, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated January 16, 2009, regarding “Sony Ericsson’s fourth quarter and full year 2008 report”.

PRESS RELEASE	January 16, 2009

Sony Ericsson reports results for fourth quarter and full year 2008

Highlights:

•	Global economic slowdown leads to contracting consumer demand

•	Previously announced annual Euro 300 million cost savings on track

•	Initiated additional Euro 180 million annual cost savings

•	Joined the Open Handset Alliance and developing new phone using Android Open Source software

•	Successful rollout of Xperia™ X1, Cyber-shot™C905 phones and PlayNow™ plus music service

London, UK – The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter and full year ended December 31, 2008 is as follows:

	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Number of units shipped (million)	24.2	25.7	30.8	96.6	103.4
Sales (Euro m.)	2,914	2,808	3,771	11,244	12,916
Gross margin (%)	15%	22%	32%	22%	31%
Operating income (Euro m.)	-262	-33	489	-113	1,544
Operating margin (%)	-9%	-1%	13%	-1%	12%
Restructuring charges (Euro m.)	129	35	—	175	—
Operating income excl. restructuring charges (Euro m.)	-133	2	489	61	1,544
Operating margin excl. restructuring charges (%)	-5%	0%	13%	1%	12%
Income before taxes (IBT) (Euro m.)	-261	-23	501	-83	1,574
IBT excl. restructuring charges (Euro m.)	-133	12	501	92	1,574
Net income (Euro m.)	-187	-25	373	-73	1,114
Average selling price (Euro)	121	109	123	116	125

Units shipped in the quarter were 24.2 million, a sequential decrease of 6% and a year-on-year decrease of 21%.

Sales for the quarter were Euro 2,914 million, an increase of 4% sequentially due to a positive impact of currency fluctuations, and a decrease of 23% compared to Q4 2007. The decline in sales year-on-year was driven by lower volumes, due to the global economic slowdown that resulted in contracting consumer demand and decreased availability of credit.

Gross margin became 15% due to negative impact from exchange rate fluctuations, restructuring charges and material write-offs.

Foreign exchange fluctuations had a positive impact on sales in total, but a large negative impact on costs of goods sold (ie. costs increased) sequentially, as well as year-on-year.

Income before taxes for the quarter was Euro -133 million, excluding restructuring charges of Euro 129 million, compared to the profit of Euro 501 million in Q4 2007. Despite a negative result in the quarter, Sony Ericsson maintained a healthy balance sheet with a strong, net cash position of Euro 1,072 million.

The average selling price (ASP) for Sony Ericsson in Q4 2008 was Euro 121, an increase sequentially but a decrease year-on-year. The sequential increase of ASP was due to a positive impact of foreign exchange rate fluctuations and to the sale of a higher proportion of high-end models. Estimated market share for Q4 2008 is maintained at around 8%.

“In economic terms, 2008 has been a tumultuous year with world markets experiencing a serious downturn. The mobile phone market has been greatly affected by this and as expected, the fourth quarter continued to be very challenging for Sony Ericsson. Our business alignment is progressing as planned, with the full effect of annual savings of around Euro 300 million expected by the second half of 2009. We foresee a continued deterioration in the market place in 2009, particularly in the first half,” said Dick Komiyama, President, Sony Ericsson.

The additional cost saving measures initiated by Sony Ericsson are aimed at reducing operating expenses by a further Euro 180 million annually, with the full effect expected at the end of 2009. Sony Ericsson currently estimates that the cost for the additional restructuring activities will be covered by the previously announced Euro 300 million restructuring charges.

In Q4 2008, the successful roll out of the Xperia™ X1 and Cyber-shot™C905; Sony Ericsson’s first eight mega pixel phone as well as the PlayNow™ plus music service positively impacted the business. In the same quarter, Sony Ericsson announced that it joined the Open Handset Alliance and is currently developing a new phone that uses the Android Open Source software.

Earlier in 2008, Sony Ericsson announced that it became a founding member of the Symbian Foundation; an initiative will create an open mobile software platform based on Symbian OS.

Sony Ericsson estimates the 2008 global handset market as being around 1,190 million units or around 6% growth from 2007, compared to the company’s previous forecast of around 10%. Sony Ericsson forecasts that the global handset market will contract in 2009 and that the industry ASP will continue to decline.

Cyber-shot™ is a trademark of the Sony Corporation.

The Liquid Identity logo, Xperia™ and the Xperia™ logo and PlayNow™plus are trademarks or registered trademarks of Sony Ericsson Mobile

Communications AB.

Sony is a trademark or registered trademark of Sony Corporation. Ericsson is the trademark or registered trademark of Telefonaktiebolaget LM Ericsson.

Other product and company names mentioned herein may be the trademarks of their respective owners. Any rights not expressly granted herein are reserved. Subject to change without prior notice.

EDITOR’S NOTES:

Financial statements:

Consolidated income statement

Consolidated income statement full year

Consolidated income statement isolated quarters

Consolidated balance sheet

Consolidated statement of cash flows

Consolidated statement of cash flows full year

Consolidated statement of cash flows isolated quarters

Additional information:

Net sales by market area, by quarter

- ENDS -

Sony Ericsson is a top, global industry player with sales of around 97 million phones in 2008. Diversity is one of the core strengths of the company, with operations in over 80 countries including manufacturing in China and R&D sites in China, Europe, India, Japan and North America. Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com

CONTACTS:

Investors / Analysts
Ericsson Investor Relations Gary Pinkham (Stockholm) +46 10 719 0858 Susanne Andersson (Stockholm) + 46 10 719 4631	Sony Investor Relations Shinji Tomita (London) +44 20 7426 8696 Gen Tsuchikawa (Tokyo) +81 3 6748 2180

Press / Media

Sony Ericsson Global Communications and PR

Aldo Liguori (London) +44 20 8762 5860

Merran Wrigley (London) +44 20 8762 5862

Simone Bresi-Ando (London) +44 20 8762 5863

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors, see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Oct-Dec
EUR million	2008	2007	Change
Net sales	2,914	3,771	-23%
Cost of sales	-2,476	-2,573	-4%

Gross profit	438	1,198	-63%
Gross margin %	15.0%	31.8%	-17%

Research and development expenses	-359	-349	3%
Selling and administrative expenses	-366	-375	-2%

Operating expenses	-725	-724	0%

Other operating income, net	24	15	62%

Operating income	-262	489	-154%
Operating margin %	-9.0%	13.0%	-22%

Financial income	28	19	47%
Financial expenses	-27	-7	287%

Income after financial items	-261	501	-152%

Taxes	81	-118	-169%
Minority interest	-7	-10	-28%

Net income	-187	373	-150%

Number of units shipped (million)	24.2	30.8	-21%
ASP (EUR)	121	123	-2%

EUR Million	Oct-Dec 2008
Restructuring charges
Cost of sales	67
Research and development expenses	35
Sales and administrative expenses	24
Other operating income, net	3

Total	129

Sony Ericsson

CONSOLIDATED INCOME STATEMENT

	Jan-Dec
EUR million	2008	2007	Change
Net sales	11,244	12,916	-13%
Cost of sales	-8,750	-8,958	-2%

Gross profit	2,494	3,958	-37%
Gross margin %	22.2%	30.6%	-8%

Research and development expenses	-1,379	-1,173	18%
Selling and administrative expenses	-1,249	-1,260	-1%

Operating expenses	-2,628	-2,432	8%
Other operating income, net	21	18	19%

Operating income	-113	1,544	-107%
Operating margin %	-1.0%	11.9%	-13%

Financial income	101	62	64%
Financial expenses	-71	-32	122%

Income after financial items	-83	1,574	-105%

Taxes	31	-423	-107%
Minority interest	-21	-36	-42%

Net income	-73	1,114	-107%

Number of units shipped (million)	96.6	103.4	-7%
ASP (EUR)	116	125	-7%

EUR Million	Jan-Dec 2008
Restructuring charges
Cost of sales	75
Research and development expenses	62
Sales and administrative expenses	29
Other operating income, net	9

Total	175

Sony Ericsson

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2008				2007
EUR million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	2,914	2,808	2,820	2,702	3,771	3,108	3,112	2,925
Cost of sales	-2,476	-2,192	-2,168	-1,914	-2,573	-2,154	-2,192	-2,039

Gross profit	438	616	653	788	1,198	954	921	886
Gross margin %	15.0%	21.9%	23.1%	29.2%	31.8%	30.7%	29.6%	30.3%

Research and development expenses	-359	-337	-344	-339	-349	-280	-283	-261
Selling and administrative expenses	-366	-303	-310	-270	-375	-280	-321	-284

Operating expenses	-725	-640	-653	-610	-724	-560	-604	-545

Other operating income, net	24	-8	-2	6	15	-1	-2	5

Operating income	-262	-33	-2	184	489	393	315	346
Operating margin %	-9.0%	-1.2%	-0.1%	6.8%	13.0%	12.7%	10.1%	11.8%

Financial income	28	25	25	24	19	7	18	18
Financial expenses	-27	-15	-14	-15	-7	-16	-6	-2

Income after financial items	-261	-23	8	193	501	384	327	362

Taxes	81	6	0	-57	-118	-109	-97	-100
Minority interest	-7	-8	-3	-3	-10	-8	-10	-9

Net income	-187	-25	6	133	373	267	220	254

Number of units shipped (million)	24.2	25.7	24.4	22.3	30.8	25.9	24.9	21.8
ASP (EUR)	121	109	116	121	123	120	125	134

EUR Million	2008 *
Restructuring charges	Q4	Q3	Q2
Cost of sales	67	0	8
Research and development expenses	35	26	2
Sales and administrative expenses	24	3	1
Other operating income, net	3	6	0

Total	129	35	11

*	Restructuring charges were not incurred in the first quarter of 2008.

Sony Ericsson

CONSOLIDATED BALANCE SHEET

EUR million	Dec 31 2008	Sep 30 2008	Jun 30 2008	Dec 31 2007
ASSETS

Total fixed and financial assets	590	649	590	572

Current assets

Inventories	531	717	538	437
Accounts receivables	1,629	1,815	1,905	1,870
Other assets	585	527	511	345
Other short-term cash investments	707	918	966	1,431
Cash and bank	418	555	624	724

Total current assets	3,870	4,532	4,544	4,808

Total assets	4,460	5,180	5,134	5,380

SHAREHOLDERS’ EQUITY AND LIABILITIES
Shareholders’ equity	1,217	1,429	1,684	2,026
Minority interest	57	50	35	64

Total equity	1,274	1,480	1,719	2,090

Total long-term liabilities	30	39	25	26

Accounts payable	990	1,453	1,436	1,263
Other current liabilities	2,166	2,208	1,954	2,001

Total current liabilities	3,156	3,661	3,390	3,264

Total shareholders’ equity and liabilities	4,460	5,180	5,134	5,380

Net cash*	1,072	1,374	1,591	2,155

*	Net cash is defined as cash and bank plus short-term cash investments less interest bearing liabilities.

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Oct-Dec
EUR million	2008	2007
OPERATIONS
Net income	-187	373
Adjustments to reconcile net income to cash	37	17

	-150	390

Changes in operating net assets	-168	44

Cash flow from operating activities	-318	434

INVESTMENTS
Investing activities	41	-27

Cash flow from investing activities	41	-27

FINANCING
Financing activities	-46	0

Cash flow from financing activities	-46	0

Net change in cash	-323	408
Cash, beginning of period	1,473	1,758
Translation difference in Cash	-25	-10

Cash, end of period	1,125	2,155

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Dec
EUR million	2008	2007
OPERATIONS

Net income	-73	1,114
Adjustments to reconcile net income to cash	146	107

	73	1,221

Changes in operating net assets	-323	-305

Cash flow from operating activities	-250	916

INVESTMENTS
Investing activities	-64	-164

Cash flow from investing activities	-64	-164

FINANCING
Financing activities	-754	-849

Cash flow from financing activities	-754	-849

Net change in cash	-1,068	-97
Cash, beginning of period	2,155	2,273
Translation difference in Cash	37	-21

Cash, end of period	1,125	2,155

Sony Ericsson

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2008				2007
EUR million	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar	Oct-Dec	Jul-Sep	Apr-Jun	Jan-Mar
OPERATIONS
Net income	-187	-25	6	133	373	267	220	254
Adjustments to reconcile net income to cash	37	39	40	31	17	32	30	28

	-150	15	46	164	390	299	250	282

Changes in operating net assets	-168	88	-142	-101	44	88	16	-454

Cash flow from operating activities	-318	102	-96	64	434	387	266	-172

INVESTMENTS
Investing activities	41	-55	-29	-22	-27	-53	-31	-53

Cash flow from investing activities	41	-55	-29	-22	-27	-53	-31	-53

FINANCING
Financing activities	-46	-238	-8	-462	0	-300	-548	-1

Cash flow from financing activities	-46	-238	-8	-462	0	-300	-548	-1

Net change in cash	-323	-191	-133	-421	408	34	-312	-226
Cash, beginning of period	1,473	1,591	1,711	2,155	1,758	1,730	2,045	2,273
Translation difference in Cash	-25	74	13	-24	-10	-6	-3	-2

Cash, end of period	1,125	1,473	1,591	1,711	2,155	1,758	1,730	2,045

Sony Ericsson

NET SALES BY MARKET AREA BY QUARTER

EUR million

	2008				2007
Isolated quarters	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	1,642	1,427	1,386	1,494	2,251	1,715	1,729	1,598
Americas	636	703	740	486	636	573	499	365
Asia	636	678	694	722	884	820	885	961

Total	2,914	2,808	2,820	2,702	3,771	3,108	3,112	2,925

* of which Western Europe	1,117	947	900	979	1,569	1,103	1,102	1,078

	2008				2007
Sequential change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	15%	3%	-7%	-34%	31%	-1%	8%	-26%
Americas	-10%	-5%	52%	-24%	11%	15%	37%	-34%
Asia	-6%	-2%	-4%	-18%	8%	-7%	-8%	-11%

Total	4%	0%	4%	-28%	21%	0%	6%	-23%

* of which Western Europe	18%	5%	-8%	-38%	42%	0%	2%	-27%

	2008				2007
Year over year change (%)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-27%	-17%	-20%	-7%	5%	7%	59%	55%
Americas	0%	23%	48%	33%	15%	37%	52%	46%
Asia	-28%	-17%	-21%	-25%	-18%	-8%	4%	35%

Total	-23%	-10%	-9%	-8%	0%	7%	37%	47%

* of which Western Europe	-29%	-14%	-18%	-9%	6%	-1%	47%	60%

	2008				2007
Year to date	0812	0809	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	5,966	4,324	2,879	1,494	7,293	5,042	3,328	1,598
Americas	2,566	1,930	1,226	486	2,072	1,436	864	365
Asia	2,712	2,076	1,416	722	3,550	2,666	1,846	961

Total	11,244	8,330	5,522	2,702	12,916	9,145	6,037	2,925

* of which Western Europe	3,943	2,826	1,879	979	4,852	3,283	2,179	1,078

	2008				2007
YTD year over year change (%)	0812	0809	0806	0803	0712	0709	0706	0703
Europe, Middle East & Africa *	-18%	-14%	-13%	-7%	24%	36%	57%	55%
Americas	24%	34%	42%	33%	34%	44%	49%	46%
Asia	-24%	-22%	-23%	-25%	0%	8%	18%	35%

Total	-13%	-9%	-9%	-8%	18%	27%	42%	47%

* of which Western Europe	-19%	-14%	-14%	-9%	21%	29%	53%	60%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: January 16, 2009